UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

First Quarter 2020 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

First Quarter 2020 Results

Total revenue for the first quarter of 2020 decreased 1.8% to 46,245 kEUR compared to 47,115 kEUR for the first quarter of 2019.

Revenue from our Materialise Software segment increased 5.0% to 9,821 kEUR for the first quarter of 2020 from 9,350 kEUR for the same quarter last year.

Revenue from our Materialise Medical segment increased 15.3% to 15,645 kEUR for the first quarter of 2020 compared to 13,566 kEUR for the same period in 2019. Compared to the first quarter of 2019, revenues from medical devices and services grew 18.2% and revenues from our medical software grew 9.8%.

Revenue from our Materialise Manufacturing segment decreased 13.9% to 20,815 kEUR for the first quarter of 2020 from 24,184 kEUR for the first quarter of 2019.

Gross profit was 24,632 kEUR, or 53.3% of total revenue, for the first quarter of 2020 compared to 25,579 kEUR, or 54.3% of total revenue, for the first quarter of 2019.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 3.9% to 26,351 kEUR for the first quarter of 2020 from 25,361 kEUR for the first quarter of 2019.

Net other operating income was 683 kEUR compared to 1,258 kEUR for the first quarter of 2019.

Operating result decreased to (1,037) kEUR from 1,476 kEUR for the first quarter of 2019.

Net financial result was (1,321) kEUR compared to (592) kEUR for the first quarter of 2019. The share in loss of joint venture amounted to (39) kEUR compared to (123) kEUR for the same period in 2019.

The first quarter of 2020 contained income tax expenses of (457) kEUR, compared to (1,065) kEUR in the first quarter of 2019.

As a result of the above, net loss for the first quarter of 2020 was (2,853) kEUR, compared to (304) kEUR for the same period in 2019. Total comprehensive income for the first quarter of 2020, which includes exchange differences on translation of foreign operations, was (6,996) kEUR compared to 284 kEUR for the 2019 period.

Adjusted EBITDA decreased to 3,603 kEUR from 5,827 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the first quarter of 2020 was 7.8% compared to 12.4% for the first quarter of 2019.

Segment EBITDA from our Materialise Software segment decreased to 2,645 kEUR from 2,961 kEUR while the segment EBITDA margin (segment EBITDA divided by segment revenue) was 26.9% compared to 31.7% for the prior-year period.

Segment EBITDA from our Materialise Medical segment increased to 2,455 kEUR compared to 1,773 kEUR while the segment EBITDA margin was 15.7% compared to 13.1% for the first quarter of 2019.

Segment EBITDA from our Materialise Manufacturing segment decreased to 1,118 kEUR from 3,695 kEUR while the segment EBITDA margin was 5.4% compared to 15.3% for the first quarter of 2019.

At March 31, 2020, we had cash and equivalents of 127,135 kEUR compared to 128,897 kEUR at December 31, 2019. Gross debt amounted to 124,702 kEUR, compared to 127,939 kEUR at December 31, 2019. As a result, our net cash position increased 1,474 kEUR during the first quarter of 2020.

Cash flow from operating activities for the first quarter of 2020 was 7,273 kEUR compared to 4,081 kEUR for the same period in 2019. Total capital expenditures for the first quarter of 2020 amounted to 3,053 kEUR.

Net shareholders’ equity at March 31, 2020 was 135,679 kEUR compared to 142,675 kEUR at December 31, 2019.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the Company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The Company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The Company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The Company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.104309, the reference rate of the European Central Bank on March 31, 2020.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world.

Consolidated income statements (Unaudited)

	For the three months ended March 31,			For the three months ended March 31,
In 000	2020	2020	2019	2020	2019
	U.S.$	€	€	€	€
Revenue	51,069	46,245	47,155	46,245	47,115
Cost of sales	(23,867)	(21,613)	(21,536)	(21,613)	(21,536)
Gross profit	27,201	24,632	25,579	24,632	25,579
Gross profit as % of revenue	53.3%	53.3%	54.3%	53.3%	54.3%

Research and development expenses	(7,208)	(6,527)	(5,686)	(6,527)	(5,686)
Sales and marketing expenses	(13,945)	(12,627)	(12,079)	(12,627)	(12,079)
General and administrative expenses	(7,948)	(7,197)	(7,596)	(7,197)	(7,596)
Net other operating income (expenses)	754	683	1,258	683	1,258
Operating (loss) profit	(1,145)	(1,037)	1,476	(1,037)	1,476

Financial expenses	(2,011)	(1,821)	(1,196)	(1,821)	(1,196)
Financial income	552	500	604	500	604
Share in loss of joint venture	(43)	(39)	(123)	(39)	(123)
(Loss) profit before taxes	(2,646)	(2,396)	761	(2,396)	761

Income taxes	(505)	(457)	(1,065)	(457)	(1,065)
Net (loss) profit for the period	(3,151)	(2,853)	(304)	(2,853)	(304)
Net (loss) profit attributable to:
The owners of the parent	(3,100)	(2,807)	(304)	(2,807)	(304)
Non-controlling interest	(51)	(47)	—	(47)	—

Earnings per share attributable to owners of the parent
Basic	(0.06)	(0.05)	(0.01)	(0.05)	(0.01)
Diluted	(0.06)	(0.05)	(0.01)	(0.05)	(0.01)

Weighted average basic shares outstanding	53,173	53,173	52,891	53,173	52,891
Weighted average diluted shares outstanding	53,173	53,173	52,891	53,173	52,891

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended March 31,			For the three months ended March 31,
In 000	2020	2020	2019	2020	2019
	U.S.$	€	€	€	€
Net profit (loss) for the period	(3,151)	(2,853)	(304)	(2,853)	(304)
Other comprehensive income
Exchange difference on translation of foreign operations	(4.575)	(4,143)	588	(4,143)	588
Other comprehensive income (loss), net of taxes	(4,575)	(4,143)	588	(4,143)	588
Total comprehensive income (loss) for the year, net of taxes	(7,726)	(6,996)	284	(6,996)	284
Total comprehensive income (loss) attributable to:
The owners of the parent	(6,997)	(6,336)	284	(6,336)	284
Non-controlling interest	(729)	(660)	—	(660)	—

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
In 000	2020	2019
	€	€
Assets

Non-current assets
Goodwill	19,424	20,174
Intangible assets	26,092	27,395
Property, plant & equipment	88,682	90,331
Right-of-Use assets	10,057	10,586
Investments in joint ventures	—	39
Deferred tax assets	257	192
Other non-current assets	10,053	9,391
Total non-current assets	154,565	158,108

Current assets
Inventories	12,674	12,696
Trade receivables	37,174	40,322
Other current assets	10,080	9,271
Cash and cash equivalents	127,135	128,897
Total current assets	187,063	191,186
Total assets	341,628	349,294

	As of March 31,	As of December 31,
In 000	2020	2019
	€	€
Equity and liabilities
Equity
Share capital	3,066	3,066
Share premium	138,090	138,090
Consolidated reserves	(3,007)	(195)
Other comprehensive income	(4,918)	(1.394)
Equity attributable to the owners of the parent	133,231	139,567
Non-controlling interest	2,447	3,107
Total equity	135,679	142,675

Non-current liabilities
Loans & borrowings	100,999	104,673
Lease liabilities	6,510	6,427
Deferred tax liabilities	5,906	5,747
Deferred income	5,418	5,031
Other non-current liabilities	584	696
Total non-current liabilities	119,418	122,575

Current liabilities
Loans & borrowings	13,821	13,389
Lease liabilities	3,372	3,449
Trade payables	18,166	18,516
Tax payables	3,048	3,363
Deferred income	29,471	27,641
Other current liabilities	18,653	17,686
Total current liabilities	86,531	84,044

Total equity and liabilities	341,628	349,294

Consolidated statement of cash flows (Unaudited)

	For the three months ended March 31,
in 000	2020	2019
	€	€
Operating activities
Net (loss) profit for the period	(2,853)	(304)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	3,600	3,429
Amortization of intangible assets	1,115	1,101
Share-based payment expense	(75)	(177)
Loss (gain) on disposal of property, plant & equipment	16	51
Movement in provisions	(3)	14
Movement reserve for bad debt	221	(136)
Financial income	(500)	(60)
Financial expense	1,821	583
Impact of foreign currencies		83
Share in loss of a joint venture (equity method)	39	124
(Deferred) income taxes	454	1,065
Other	147	35
Working capital adjustment & income tax paid
Decrease (increase) in trade receivables and other receivables	1,582	(2,393)
Decrease (increase) in inventories	(3)	(1,200)
Increase (decrease) in trade payables and other payables	2,300	2,251
Income tax paid	(588)	(385)
Net cash flow from operating activities	7,273	4,081

	For the three months ended March 31,
in 000	2020	2019
	€	€
Investing activities
Purchase of property, plant & equipment	(2,575)	(2,657)
Purchase of intangible assets	(478)	(575)
Proceeds from the sale of property, plant & equipment & intangible assets	69	—
Convertible loan to third party	(300)	(2,500)
Investments in joint-ventures	—	—
Interest received	—	53
Net cash flow used in investing activities	(3,284)	(5,679)

Financing activities
Proceeds from loans & borrowings		1,500
Repayment of loans & borrowings	(2,585)	(2,543)
Repayment of finance leases	(1,016)	(1,399)
Interest paid	(634)	(503)
Other financial income (expense)	(138)	(110)
Net cash flow from (used in) financing activities	(4,373)	(3,055)

Net increase of cash & cash equivalents	(383)	(4,653)
Cash & cash equivalents at beginning of the year	128,897	115,506
Exchange rate differences on cash & cash equivalents	(1,379)	199
Cash & cash equivalents at end of the year	127,135	111,052

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended March 31,		For the three months ended March 31,
In 000	2020	2019	2020	2019
	€	€	€	€
Net profit (loss) for the period	(2,853)	(304)	(2,853)	(304)

Income taxes	457	1,065	457	1,065
Financial expenses	1,821	1,196	1,821	1,196
Financial income	(500)	(604)	(500)	(604
Share in loss of joint venture	39	123	39	123
Depreciation and amortization	4,715	4,530	4,715	4,530

EBITDA	3,678	6,006	3,678	6,006

Non-cash stock-based compensation expense (1)	(75)	(177)	(75)	(177)
Acquisition-related expenses business combinations	—	—	—	—

ADJUSTED EBITDA	3,603	5,829	3,603	5,829

(1)	Non-cash share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Segment P&L (Unaudited)

In 000	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)(2)	Consolidated
	€	€	€	€	€	€
For the three months ended March 31, 2020
Revenues	9,821	15,645	20,815	46,281	(36)	46,245
Segment adjusted EBITDA	2,645	2,455	1,118	6,218	(2,615)	3,603

Segment adjusted EBITDA %	26.9%	15.7%	5.4%	13.4%		7.8%

For the three months ended March 31, 2019
Revenues	9,350	13,566	24,184	47,100	15	47,115
Segment adjusted EBITDA	2,961	1,773	3,695	8,429	(2,600)	5,829

Segment adjusted EBITDA %	31.7%	13.1%	15.3%	17.9%		12.4%

(1)	Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments.
(2)

Unallocated segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense), and the added non-cash share-based compensation expenses and acquisition related expenses of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended March 31,		For the three months ended March 31,
In 000	2020	2019	2020	2019
	€	€	€	€

Net profit (loss) for the period	(2,853)	(304)	(2,853)	(304)
Income taxes	457	1,065	457	1,065
Financial cost	1,821	1,196	1,821	1,196
Financial income	(500)	(604)	(500)	(604)
Share in loss of joint venture	39	123	39	123

Operating profit	(1,037)	1,476	(1,037)	1,476

Depreciation and amortization	4,715	4,530	4,715	4,530
Corporate research and development	747	464	747	464
Corporate headquarter costs	2,368	2,565	2,368	2,565
Other operating (income) expense	(575)	(606)	(575)	(606)

Segment EBITDA	6,218	8,429	6,218	8,429

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen

Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: April 30, 2020